UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC  20549

                              FORM 11-K


(Mark One)

[  X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended August 31, 1999

                                  OR

[  ]     TRANSITION  REPORT  PURSUANT TO  SECTION  15(d)  OF  THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For    the   transition   period   from   _________  to ____________


                    Commission file number 0-20212


                ARROW INTERNATIONAL, INC. 401(k) PLAN
                       (full title of the plan)

                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive offices)

  Registrant's telephone number, including area code (610) 378-0131

     Notices and communications from the Securities and Exchange
      Commission relative to this report should be forwarded to:

                          Frederick J. Hirt
                      Arrow International, Inc.
                           P. O. Box 12888
                     Reading, Pennsylvania  19612
                            (610) 378-0131



This is the first of 13 pages.  The Index to Exhibit is on Page 13.

              ARROW INTERNATIONAL, INC. 401(k) PLAN

                        FINANCIAL REPORT

                         AUGUST 31, 1999
<\PAGE>

                         C O N T E N T S




[S]                                                             Page

                                                               [C]
INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS AND
  SCHEDULES                                                      1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits                2
  Statements of changes in net assets available for benefits     3
  Notes to financial statements                                 4-8

SCHEDULES

  Schedule of assets held for investment purposes                9
  Schedule of reportable transactions                           10


                  INDEPENDENT AUDITOR'S REPORT




To the Plan Administrator
Arrow International, Inc. 401(k) Plan
Reading, Pennsylvania


        We have audited the accompanying statements of net assets available for benefits of Arrow International, Inc. 401(k) Plan as of August 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of August 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions as of or for the year ended August 31, 1999, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Reading, Pennsylvania
February 9, 2000
<\PAGE>

ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


August 31,                                          1999         1998

                                               --------------------------

    ASSETS

Investments, at fair value:
 Arrow International Stock Fund                $ 2,000,390    $ 1,622,753
 Participant Loan Fund                           1,537,118      1,295,828
 Fidelity Retirement Growth Fund                         -      3,872,942
 Fidelity Puritan Fund                                   -      4,304,248
 Contribution/Distribution Account                       -             62
 T. Rowe Price Prime Reserve Fund                2,999,502      2,522,388
 T. Rowe Price Balance Fund                      8,791,821      2,706,897
 T. Rowe Price Blue Chip Growth Fund            17,975,161      7,243,898
 T. Rowe Price International Stock Fund            919,523        630,516
 T. Rowe Price Spectrum Income Fund                 75,091              -
 T. Rowe Price Equity Income Fund                   87,447              -
 T. Rowe Price Equity Index 500 Fund             1,001,405              -
                                               --------------------------
                                                35,387,458     24,199,532

Receivables:
 Accrued income                                          -         69,282
 Employee contributions                                  -         10,958
 Employer contributions                                  -          2,602

Cash                                                     -        769,677
                                               --------------------------
      Total assets                              35,387,458     25,052,051

LIABILITY, due to broker                                 -        599,506
                                               --------------------------
      NET ASSETS AVAILABLE
         FOR BENEFITS                          $35,387,458    $24,452,545
                                               ==========================

See Notes to Financial Statements.


ARROW INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


Years Ended August 31,                               1999          1998
                                               ---------------------------

Investment income:
 Net realized and unrealized
    appreciation (depreciation)
      in fair value of
       investments                             $  6,278,117    $  (384,137)
 Interest and dividends                             854,236      1,891,421
Contributions:
 Employee                                         3,386,808      3,025,626
 Employer                                         1,010,900        939,747
Conversion in C.R. Bard                           1,004,825              -
                                               ---------------------------
    Total additions                              12,534,886      5,472,657
                                               ---------------------------

Distributions paid to participants                1,578,488      2,257,814
Administrative expenses, net                         21,485         33,546
                                               ---------------------------
      Total deductions                            1,599,973      2,291,360
                                               ---------------------------
      Net increase (decrease)                    10,934,913      3,181,297

Net assets available for benefits:
 Beginning of year                               24,452,545     21,271,248
                                               ---------------------------
 End of year                                    $35,387,458    $24,452,545
                                               ===========================



See Notes to Financial Statements.


ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




1
---------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting:
       The accompanying financial statements have been prepared on the accrual basis of accounting.

     Estimates:
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of investments and income recognition:
        CoreStates Bank, N.A. (subsequently merged with First Union National
        Bank) acted as plan trustee and administered the Plan's assets through September 30, 1998. T. Rowe Price Retirement Plan Services, Inc. was appointed plan trustee and administrator of the Plan's assets effective October 1, 1998. The Plan maintains the following nine funds under First Union: T. Rowe Price Prime Reserve Fund,
        T.  Rowe  Price Balanced Fund, T. Rowe Price Blue  Chip  Growth
        Fund, Arrow International, Inc. Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund,
        T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index 500
        Fund and a Loan Fund for the commingled investment of employee and company contributions. On October 1, 1998, the Fidelity Retirement Growth Fund net assets were transferred to the T.
        Rowe Price Blue Chip Growth Fund and the Fidelity Puritan's
        Fund's net assets were transferred to the T. Rowe Price Balanced Fund.


        The  T.  Rowe Price Prime Reserve Fund, T. Rowe Price Balanced
        Fund, T. Rowe Price Blue Chip Growth Fund, Arrow International, Inc. Stock Fund, T. Rowe Price International Stock Fund, T. Rowe Price Spectrum Income Fund, T. Rowe Price Equity Income Fund and
        T. Rowe Price Equity Index 500 Fund are stated at fair value as determined by the trustee who holds the investments. The loans receivable  in  the  Loan  Fund are stated at their  unpaid
        principal balance  which  approximates their fair  value.   The
        change in the difference between fair value and the cost of investments is reflected in the statements of changes in net
        assets available for benefits as a component   of   the   net
        realized  and   unrealized   appreciation (depreciation) in fair
        value of investments.

        Purchases and sales of securities are recorded on a trade date
        basis.   Interest income is recorded on the accrual basis.
        Dividends are recorded on the ex-dividend date.

     Payment of benefits:
        Benefits are recorded when paid.

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




2
---------------------------------------------------------------------
DESCRIPTION OF THE PLAN

     General:
        The Arrow International, Inc. 401(k) Plan (the Plan) is a contributory, defined contribution plan which was adopted effective September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code.

        The 401(k) portion of the Plan is available to all employees of the Company and its U.S. affiliates immediately upon hire, contingent upon scheduled annual work hours, following their date of hire and reaching age 21. Prior to September 1, 1998, eligible employees were permitted to enter the Plan after one year of service following their date of hire.

     Participant accounts:
        Each participant's account is credited with the participant's share of the Company's match, if any, and of the earnings, expenses, appreciation and depreciation attributable to the participant's and the Company's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

     Summary plan description:
       Additional information about the Plan agreement is contained in the summary plan description. Copies of the summary plan description are available from the Administrative Committee.

     Termination:
       The Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Forfeitures:
       Forfeitures will be used to reduce Company contributions.

     Vesting:
       A participant becomes 20% vested in the employer's contribution to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.

     Funding policy:
        Participants may contribute up to 10% of their earnings.   The
        Company may match an amount equal to a percentage of the employee contribution as determined for the plan year. The Company can also make discretionary contributions based on the
        profits of the  Company as   determined   by   the  Board  of
        Directors.   No   discretionary contribution was made for the
        years ended August 31, 1999 and 1998.


ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




2
------------------------------------------------------------------------
DESCRIPTION OF THE PLAN (CONTINUED)

     Plan benefits:
        Included in plan benefits at August 31, 1998 are approximately $416,368 of distributions to employees whose division was sold by the Company. All funds were rolled over to qualified plans.




3
--------------------------------------------------------------------
INVESTMENTS

      The investments at August 31, 1999 and 1998 as determined by the trustee are summarized as follows:

                                       1999                    1998
                           ------------------------------------------------
                             Cost        Fair Value   Cost      Fair Value
                           ------------------------------------------------

Money market fund,
  T. Rowe Price Prime
     Reserve Fund          $ 2,999,502  $2,999,502*  $2,522,450  $2,522,450*   -
                           ------------------------------------------------

Balanced funds:
  T. Rowe Price
     Balanced Fund           7,873,768   8,791,821*   3,005,603   2,706,897*   -
                           ------------------------------------------------

Equity funds:
  T. Rowe Price Blue Chip
     Growth Fund            14,421,416  17,975,161*   8,739,861   7,243,898*
  T. Rowe Price International
     Stock Fund                779,550     919,523      717,747     630,516
  T. Rowe Price Spectrum
     Income Fund                78,930      75,091            -           -
  T. Rowe Price Equity
     Income Fund                87,790      87,447            -           -
  T. Rowe Price Equity
     Index 500 Fund            991,556   1,001,405            -           -
  Fidelity Retirement
     Growth Fund                     -           -    4,035,768   3,872,942*
  Fidelity Puritan Fund              -           -    3,919,600   4,304,248*
                            -----------------------------------------------

                            16,359,242  20,058,627   17,412,976  16,051,604
                            -----------------------------------------------

     Stock fund, Arrow
     International, Inc.     2,120,414   2,000,390*   1,894,863   1,622,753*
                           ------------------------------------------------
     Participant loan fund   1,537,118   1,537,118    1,295,828   1,295,828*
                           ------------------------------------------------
                           $30,890,044 $35,387,458  $26,131,720 $24,199,532
                           ================================================

        * Investment represents 5% or more of the Plan's net assets.

<\PAGE>

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS




3
----------------------------------------------------------------------
INVESTMENTS (CONTINUED)

    During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,278,117 and (384,137) as follows:


                                            1999              1998

                                        -------------------------------

   Arrow International Stock Fund         $  112,852       $  (189,374)
   Fidelity Retirememt Growth Fund           432,822          (602,459)
   Fidelity Puritan Fund                     139,151          (113,001)
   T. Rowe Price Balanced Fund             1,164,625           128,007
   T. Rowe Price Blue Chip Growth Fund     4,289,752           413,293
   T. Rowe Price International Stock Fund    132,209           (20,603)
   T. Rowe Price Spectrum Income Fund         (4,679)                -
   T. Rowe Price Equity Income Fund           (1,130)                -
   T. Rowe Price Equity Index 500 Fund        12,515                 -
                                        --------------------------------
                                          $6,278,117       $  (384,137)
                                        ================================




4
---------------------------------------------------------------------
INCOME TAX STATUS

      The  Internal Revenue Service has determined that the Plan meets the  requirements of Section 401(a) of the Internal Revenue  Code and is,  therefore, not subject to federal income tax. As a condition  of continued qualification under Section 401(a), the
      Plan is required  to meet   the  qualification  rules  in  operation.
      The Administrative Committee is not aware of any circumstances that might adversely affect the Plan's qualified status.


5
----------------------------------------------------------------------
TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fees paid during the year for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.

<\PAGE>

ARROW INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS


6
----------------------------------------------------------------------
CHANGE IN INVESTMENT OPTIONS


   Effective October 1, 1998, investments in the Fidelity Retirement Growth Fund transferred to the T. Rowe Price Blue Chip Growth Fund and the Fidelity Puritan Funds investments transferred to the T. Rowe Price Balanced Fund.



7
-------------------------------------------------------------------------
PLAN MERGER

   On April 1, 1999, the C.R. Bard/Arrow International, Inc. 401(k) Plan was merged into the Arrow International, Inc. 401(k) Plan. Prior to the merger, the plans covered eligible employees at Arrow Internationl and its subsidiary, Arrow Interventional, Inc. The transferred net assets have been recognized in the accounts of Arrow International, Inc. Plan as of April 1, 1999, at their balances as previously carried in the accounts of the C.R. Bard/Arrow International, Inc. 401(k) Plan. The changes in the net assets of the combined plans are included in the accompanying statement of changes in net assets available for benefits from April 1, 1999. A summary of transferred net assets follows:




      T. Rowe Price Prime Reserve Fund              $   138,203
      T. Rowe Price Balanced Fund                        44,425
      T. Rowe Price Blue Chip Growth Fund               347,268
      T. Rowe Price International Stock Fund              3,161
      T. Rowe Price Spectrum Income Fund                 34,186
      T. Rowe Price Equity Income Fund                   16,720
      T. Rowe Price Equity Index 500 Fund               370,752
      T. Rowe Price Participant Loan Fund                50,110
                                                   ------------
                                                   $  1,004,825
                                                   ============


8
---------------------------------------------------------------------
SUBSEQUENT EVENT


  Effective January 1, 2000, Medical Parameters Inc.'s 401(k) Plan was merged into Arrow International, Inc. 401(k) Plan which received $698,876. Medical Parameters Inc. is a wholly-owned subsidiary of Arrow International, Inc.

<\PAGE>

ARROW INTERNATIONAL, INC. 401 (k) PLAN

LINE 27a -SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
EIN: 23-1969991
PN: 004

August 31, 1999

                                              Number Of
        Description                             Shares       Cost    Fair Value
--------------------------------------------------------------------------------
Short-term fund, T. Rowe Price Prime Reserve
    Fund
                                              2,999,502  $2,999,502  $2,999,502*
                                                        ------------------------
Balanced fund, T. Rowe Price Balanced Fund      465,915   7,873,768   8,791,821*
                                                        ------------------------
Equity funds:
  T. Rowe Price Blue Chip Growth Fund           559,625  14,421,416  17,975,161*
  T. Rowe Price International Stock Fund         57,220     779,550     919,523
  T. Rowe Price Spectrum Income Fund              6,858      78,930      75,091
  T. Rowe Price Equity Income Fund                3,168      87,790      87,447
  T. Rowe Price Equity Index 500 Fund            27,980     991,556   1,001,405
                                                        ------------------------
                                                         16,359,242  20,058,627

Arrow International, Inc. common stock           68,979   2,120,414   2,000,390*
                                                        ------------------------
Participant loan fund                         1,537,118   1,537,118   1,537,118
                                                        ------------------------
          Total investments                             $30,890,044 $35,387,458
                                                        ========================

* Represents  5%  or  more  of the  net  assets  available  for benefits.

<\PAGE>

ARROW INTERNATIONAL, INC. 401 (k) PLAN

LINE 27d -SCHEDULE OF REPORTABLE TRANSACTIONS
EIN: 23-1969991
PN: 004

Year Ended August 31, 1999



                         Total     Total
                       Number Of  Number Of
                       Purchases   Sales     Dollar   Dollar  Cost of   Net
                        Within    Within    Value Of Value Of  Assets  Gain
Description Of Asset   Plan Year Plan Year Purchases   Sales    Sold  (Loss)
--------------------------------------------------------------------------------

Short-term fund:
 T. Rowe Price Prime
    Reserve Fund       96       70   $3,520,098 $3,043,046 $3,043,046 $     -

Balance fund:
 T. Rowe Price
    Balanced Fund      83       97    8,709,469  3,758,330  3,841,304  (82,974)

Equity funds:
 Fidelity Retirement
    Growth Fund         3        2       38,695  4,401,982  4,074,463  327,519
 Fideliy Puritan Fund   3        2      390,124  4,563,369  4,309,724  253,645
 T. Rowe Price Blue
    Chip Growth Fund   94       84   15,507,116  8,971,503  9,825,561 (854,058)

Arrow International, Inc.
    common stock       76       76    2,386,500  2,155,393  2,160,949   (5,556)



                                -10-

                              SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        ARROW INTERNATIONAL, INC.
                                           401(k) PLAN




Date:  February 25, 2000                By:/s/ Frederick J. Hirt
       -----------------                   ----------------------
                                           Frederick J. Hirt
                                           Vice-President, Finance,  CFO
                                           and Treasurer


<\PAGE>

                           Index to Exhibit
                           ----------------

Exhibit No.
----------


23.1       Consent of Beard & Company, Inc., independent auditors


<\PAGE>




                             EXHIBIT 23.1

        CONSENT OF BEARD & COMPANY, INC., INDEPENDENT AUDITORS


We  consent  to  the  incorporation by reference in  the  Registration
Statement   (Form   S-8  No.  33-71568)  pertaining   to   the   Arrow
International,  Inc. 401(k) Plan, of the financial statements  of  the
Arrow  International, Inc. 401(k) Plan included in this Annual  Report
(Form 11-K) for the year ended August 31, 1998.




                                          BEARD & COMPANY, INC.





Reading, Pennsylvania
February 9, 2000

<\PAGE>

